UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Arbitration Award Upheld in Venice Court of Appeal
     We, LDK Solar Co., Ltd., have announced that on November 9, 2010 the Venice Court of Appeal declared that the international arbitration award granted in London by the International Court of Arbitration in the proceedings between the Italy-based Helios Technology S.p.A., or Helios, and us is valid, effective and enforceable in Italy. The Venice Court of Appeal held that the “take or pay” clause in the wafer supply contract entered into in October 2008 between Helios and us is valid and effective throughout its duration and on the terms and conditions related to quantities and prices set forth therein. Pursuant to the arbitration award, Helios is ordered to pay to us an amount of approximately $31 million plus interest, costs for the arbitration proceedings and lawyers’ fees.
     Our press release issued on November 18, 2010 is attached hereto as Exhibit 99.3.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 18, 2010

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Arbitration Award Upheld in Venice Court of Appeal
XINYU CITY, China and SUNNYVALE, Calif., November 18, 2010 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today announced that on November 9th, 2010 the Venice Court of Appeal declared that the international arbitration award made in London by the International Court of Arbitration in the proceedings between LDK Solar and the Italy-based Helios Technology S.p.A. (Helios) is valid, effective and enforceable in Italy.
The Venice Court of Appeal upholds that the “take or pay” clause in the wafer supply contract entered into in October 2008 between LDK Solar and Helios is valid and effective throughout its duration and at terms and conditions related to quantities and prices set forth therein. The arbitration award orders Helios to pay to LDK Solar an amount of approximately $31 million plus interest, costs for the arbitration proceedings and lawyers’ fees. The Venice Court of Appeal issued the provision after verifying that all the stipulations on the international arbitration are not contrary to Italian legal order and that there are no impediments to the acceptance of the conditions required for the effectiveness of the award itself.
“We are very satisfied with the results of the appeal,” stated Xiaofeng Peng, Chairman and CEO. “LDK Solar looks forward to Helios delivering on their contractual commitments.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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